                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -----------------

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)


                    Security Capital Atlantic Incorporated
                               (Name of Issuer)


                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)


                                  814137 10 5
                     (CUSIP Number of Class of Securities)


                          Jeffrey A. Klopf, Secretary
                      Security Capital Group Incorporated
                              125 Lincoln Avenue
                          Santa Fe, New Mexico 87501
                                (505) 982-9292
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


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CUSIP No.  814137 10 5

1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Security Capital Group Incorporated
     36-3692698

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[_]
                                                                          (b)[_]
3    SEC USE ONLY

4    SOURCE OF FUNDS

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

NUMBER OF          7     SOLE VOTING POWER
SHARES                   23,853,211
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY                 0
EACH               9     SOLE DISPOSITIVE POWER
REPORTING                23,853,211
PERSON WITH       10     SHARED DISPOSITIVE POWER
                         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,853,211

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.3%

14   TYPE OF REPORTING PERSON

     CO
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                                 SCHEDULE 13D

     This Amendment No. 2 (this "Amendment") is being filed to a Schedule 13D dated and filed October 21, 1996 and filed by Security Capital Group Incorporated, formerly known as Security Capital Realty Incorporated, a Maryland corporation ("Security Capital").

ITEM 1.  SECURITY AND ISSUER

     This Amendment relates to the shares of common stock, $0.01 par value per share (the "Shares"), of Security Capital Atlantic Incorporated, a Maryland corporation ("ATLANTIC"), the principal executive offices of which are at Six Piedmont Center, Atlanta, Georgia 30305.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a Merger and Issuance Agreement, dated as of March 24, 1997, as amended (the "Merger Agreement"), between Security Capital and ATLANTIC, Security Capital agreed to cause its subsidiaries providing REIT and property management services to ATLANTIC to be merged with and into a wholly owned subsidiary of ATLANTIC in exchange for Shares valued at $54,608,549. Effective September 9, 1997, Security Capital was issued 2,306,591 Shares pursuant to the Merger Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a),(b) The following table sets forth, as of September 26, 1997, the beneficial ownership of Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.

                                            Number of Shares           Percent of
Person                                  Beneficially Owned(1)       All Shares(1)
------                                  ---------------------       -------------

Security Capital Group Incorporated          23,853,211(2)                50.3%
Samuel W. Bodman                                      0                     *
Hermann Buerger                                       0                     *
John P. Frazee, Jr.(3)                            6,250                     *
Cyrus F. Freidheim, Jr.                           2,500                     *
H. Laurance Fuller(4)                               500                     *
Ray L. Hunt(5)                                   17,000                     *
John T. Kelley, III(6)                              250                     *
William D. Sanders                                6,155                     *
Peter S. Willmott                                 1,250                     *
C. Ronald Blankenship                               500                     *
Thomas G. Wattles(7)                                 12                     *
David C. Dressler(8)                                500                     *
K. Dane Brooksher                                 1,075                     *

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*    Less than 1%

(1) For each person who owns options or warrants that are exercisable within 60 days, the calculation of the percentage ownership assumes that only that person has exercised all of his options or warrants and that no other person has exercised any outstanding options or warrants.
(2) These Shares are owned of record by SC Realty Incorporated, a wholly owned subsidiary of Security Capital and are pledged to secure a $400 million revolving line of credit facility with a syndicate of banks. As of September 26, 1997, there were no borrowings outstanding under the line of credit. The line of credit is also secured by securities owned indirectly by Security Capital of Security Capital Pacific Trust, Security Capital Industrial Trust, Homestead Village Incorporated and Security Capital U.S. Realty, an entity based in Luxembourg that is affiliated with Security Capital and which invests in real estate operating companies in the United States. Security Capital estimates that the aggregate market value of the pledged securities exceeded $3.1 billion as of September 26, 1997. Security Capital was in compliance with all covenants under the line of credit as of June 30, 1997.
(3)  Shares are held in an IRA account.
(4)  Includes 250 Shares held by Mr. Fuller's wife.
(5) Includes 750 Shares held by a family trust for which Mr. Hunt is trustee, 2,250 Shares for which Mr. Hunt shares direct or indirect beneficial ownership pursuant to powers of attorney, 12,500 Shares held by a family limited partnership of which a corporation that Mr. Hunt owns is the general partner and 750 Shares held by a corporation that Mr. Hunt owns. Excludes 750 Shares that Mr. Hunt's wife owns as separate property, of which Mr. Hunt disclaims beneficial ownership.
(6)  Shares are held in a trust for which Mr. Kelley is trustee.
(7)  Includes 12 Shares held by Mr. Wattles' children.
(8)  Shares are held in trust accounts of which Mr. Dressler is trustee.

(c) Effective September 9, 1997 Security Capital was issued 2,306,591 Shares in connection with the transactions contemplated by the Merger Agreement. Since April 30, 1997, no transactions were effected by the persons in the foregoing table, except Mr. Brooksher purchased 134 Shares in the rights offering on September 9, 1997 at a price of $22.375 per Share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On September 9, 1997, Security Capital and ATLANTIC entered into an Amended and Restated Investor Agreement (the "Amended and Restated Investor Agreement"), which provides that, without first having consulted with the nominees of Security Capital designated in writing, ATLANTIC may not seek Board of Directors approval of (i) ATLANTIC's annual budget; (ii) incurring expenses in any year exceeding (a) any line item in the annual budget by the greater of $500,000 or 20% and (b) the total expenses set forth in the annual budget by 15%; (iii) the acquisition or sale of any assets in any single transaction or series of related transactions in the ordinary course of ATLANTIC's business where the aggregate purchase price paid or received by ATLANTIC exceeds $25 million; and (iv) entering into any new contract with a service provider (a) for investment management, property management or leasing services or (b) that reasonably contemplates annual contract payments by ATLANTIC in excess of $1 million. ATLANTIC is under no obligation to accept or comply with any advice offered by Security Capital with respect to the foregoing matters.

     Additionally, so long as Security Capital beneficially owns at least 25% of the Shares, Security Capital will have the right to approve the following matters proposed by ATLANTIC: (i) the issuance or sale of any Shares (including the grant of any rights, options or warrants to subscribe for or purchase Shares or any security convertible into or exchangeable for Shares) at a price per share less than the fair market value of a Share on the date of such issuance or sales; (ii) the issuance and sale of any disqualified shares (as defined) if, as a result thereof, ATLANTIC's Fixed Charge Ratio (as defined) would be less than
1.4 to 1; (iii) the adoption of any employee benefit plan pursuant to which shares of ATLANTIC or any securities convertible into shares of ATLANTIC may be issued and any action with respect to the compensation of the senior officers of ATLANTIC (including the granting or award of any bonuses or share-based incentive awards); and (iv) the incurrence of any additional indebtedness (including guarantees and including renegotiations and restructurings of existing indebtedness) if, as a result thereof, ATLANTIC's Interest Expense Coverage Ratio (as defined) would be less than 2.0 to 1.0. The restriction referred to in clause (i) above does not apply to (A) the sale or grant of any options to purchase shares of ATLANTIC pursuant to the provisions of any benefit plan approved by the shareholders of ATLANTIC, (B) the issuance or sale of shares upon the exercise of any rights, options or warrants granted, or upon the conversion or exchange of any convertible or exchangeable security issued or sold, prior to September 9, 1997 or in accordance with the provisions of the Amended and Restated Investor Agreement, (C) the issuance and sale of any shares of ATLANTIC pursuant to any dividend reinvestment and share purchase plan approved by the Board of Directors or (D) the issuance, grant or distribution of rights, options or warrants to all holders of Shares entitling them to subscribe for or purchase shares of ATLANTIC or securities convertible into or exercisable for shares of ATLANTIC.

     The Amended and Restated Investor Agreement also provides that, so long as Security Capital owns at least 10% of the outstanding Shares, ATLANTIC may not increase the number of persons serving on the Board of Directors to more than seven. Security Capital is also entitled to designate one or more persons as directors of ATLANTIC, as follows: (i) so long as Security Capital owns at least 10% but less than 25% of the outstanding Shares, it is entitled to nominate one person; and (ii) so long as Security Capital owns at least 25% of the outstanding Shares, it is entitled to nominate that number of persons as shall bear approximately the same ratio to the total number of members of the Board of Directors as the number of Shares beneficially owned by Security Capital bears to the total number of outstanding Shares, provided, that Security Capital shall be entitled to designate no more than three persons so long as the Board of Directors consists of no more than seven members.

     As part of the Amended and Restated Investor Agreement, Security Capital may make employment opportunities with Security Capital or its affiliates available to officers and employees of ATLANTIC. Prior to commencing discussions with a senior officer of ATLANTIC about any such opportunity, Security Capital must give the Board of Directors 14 days' prior written notice.

     In addition, the Amended and Restated Investor Agreement provides Security Capital with registration rights pursuant to which, in certain specified circumstances, Security Capital may request at any time, registration of all of Security Capital's Shares pursuant to Rule 415 under the Securities Act. Security Capital may request one such registration for every $100 million (based on market value) of Shares it owns.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed herewith:

     Exhibit 1 Amended and Restated Investor Agreement, dated as of September 9, 1997, between Security Capital Group Incorporated and Security Capital Atlantic Incorporated.
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                                   SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  October 8, 1997        SECURITY CAPITAL GROUP INCORPORATED



                                By: /s/ Jeffrey A. Klopf
                                    -------------------------------------
                                Name:  Jeffrey A. Klopf
                                Title:  Secretary